SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

WINMARK CORPORATION

(Name of Subject Company (Issuer))

WINMARK CORPORATION

(Name of Filing Persons (Issuer))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

974250102

(CUSIP Number of Class of Securities)

Anthony D. Ishaug

Chief Financial Officer and Treasurer

Winmark Corporation

605 Highway 169 North, Suite 400

Minneapolis, Minnesota 55441

(763) 520-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and
Communications on Behalf of Filing Person(s))

With a Copy to:

Jonathan B. Levy and April Hamlin

Lindquist & Vennum LLP

4200 IDS Center

80 South 8th Street

Minneapolis, Minnesota  55402

(612) 371-3211

CALCULATION OF FILING FEE:

Transaction Value (1)	Amount of Filing Fee (2)
$74,130,000	$8,614

(1)         Solely for purposes of calculating the Filing Fee pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction value was calculated assuming that 875,000 shares of common stock, no par value, are purchased at the tender offer price of $84.72 per share in cash.

(2)         The filing fee, calculated in accordance with Rule 0-11, is $116.20 per million of the aggregate transaction value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,614	Filing Party:	Winmark Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	April 15, 2015

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to R ule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed originally with the Securities and Exchange Commission on April 15, 2015, as amended by an Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on May 14, 2015 (the “Amendment No. 1” and collectively, the “Schedule TO”) by Winmark Corporation, a Minnesota corporation (the “Company”).  The Schedule TO relates to an offer to purchase up to 875,000 shares of the Company’s common stock, no par value per share, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share of $84.72, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 15, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are incorporated by reference to this Amendment No. 2 to Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), which together as each may have been amended and supplemented from time to time constitute the “Offer.”

This Amendment No. 2 provides additional detail relating to the results of the Offer reported in Amendment No. 1, which Amendment No. 1 was intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934 as amended (the “Exchange Act”).  All information in the Offer, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein.   The information contained in the Offer to Purchase is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Items 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended to add the following paragraphs at the end thereof:

“Of the total of 1,849,830 shares of the Company’s common stock that were properly tendered and not properly withdrawn in the Offer, seven record holders tendered 301 shares and six DTC participants tendered 1,849,529 shares on behalf of beneficial holders.  Of the six DTC participants, one participant tendered 1,666,377 shares on behalf of John L. Morgan, the Company’s Chairman and Chief Executive Officer, and tendered 173,000 shares on behalf of Kirk A. MacKenzie, a director of the Company, and the remaining five participants tendered an aggregate of 10,152 shares on behalf of beneficial holders that are not directors or executive officers of the Company.

As of April 10, 2015, there were 4,999,594 shares of the Company’s common stock issued and outstanding.  On May 14, 2015, Winmark accepted for purchase 875,000 shares of its common stock at a purchase price of $84.72 per share, reflecting a proration factor for the Offer of approximately 47.3 percent.  Immediately following the purchase of the 875,000 shares, there were 4,128,031 shares of the Company’s common stock issued and outstanding as of May 14, 2015.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2015	WINMARK CORPORATION

/s/ Anthony D. Ishaug
Anthony D. Ishaug
CHIEF FINANCIAL OFFICER AND TREASURER

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 15, 2015.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 15, 2015.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 15, 2015.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(5)(A)	Press Release issued by Winmark Corporation on April 15, 2015. *
(a)(5)(B)	Press Release issued by Winmark Corporation on May 14, 2015. **
(b)(1)	Agreement in principle by and among Winmark Corporation, Winmark Capital Corporation, Wirth Business Credit, Inc. and Prudential Investment Management Inc. dated April 9, 2015.*
(b)(2)

Amendment No. 4 to Credit Agreement dated April 14, 2015 by and among Winmark Corporation, Winmark Capital Corporation, and Grow Biz Games, Inc. and The Private Bank and Trust Company and BMO Harris Bank N.A.*

(b)(3)	Credit Agreement dated July 13, 2010, among Winmark Corporation and its subsidiaries and The PrivateBank and Trust Company.(1)
(d)(1)	Amended and Restated Stock Option Plan for Nonemployee Directors.(2)
(d)(2)	2001 Stock Option Plan, including forms of stock option agreements.(3)
(d)(3)	Amendment No. 1 to the 2001 Stock Option Plan.(4)
(d)(4)	2010 Stock Option Plan, including forms of stock option agreements.(5)
(d)(5)	First Amendment to the 2010 Stock Option Plan.(6)
(d)(6)	First Amendment to the Amended and Restated Stock Option Plan for Nonemployee Directors.(7)
(g)	Not applicable.
(h)	Not applicable.

* Previously filed as an exhibit to the initial Schedule TO filed on April 15, 2015.

** Previously filed as an exhibit to the Amendment No. 1 to Schedule TO filed on May 14, 2015.

(1)  Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2010.

(2)  Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the fiscal year ended June 27, 2009.

(3)  Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended December 30, 2000.

(4)  Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

(5)  Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the fiscal year ended December 26, 2009.

(6)  Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2014

(7)  Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2014.